FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

**COHNREZNICK CAPITAL MARKETS
SECURITIES, LLC**

JANUARY 31, 2021

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **2/1/2020** (MM/DD/YY) AND ENDING **1/31/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CohnReznick Capital Markets Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2533
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Korn **973-364-6688**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Citrin Cooperman and Company LLP
(Name - if individual, state last, first, middle name)

290 West Mount Pleasant Avenue Suite 3310	**Livingston**	**New Jersey**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Nicholas Knapp _____ , swear (or affirm) that, to the best of

my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

_____ Cohn Reznick Capital Markets Securities, LLC _____ , as

of _____ January 31, 2021 _____ , are true and correct. I further swear (or affirm)

that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

JASON S. STRIZVER
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2025

_____   _____
Signature

_____
President
Title

_____ 3/17/2021
Notary Public

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CohnReznick Capital Markets Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC as of January 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CohnReznick Capital Markets Securities, LLC as of January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CohnReznick Capital Markets Securities, LLC's management. Our responsibility is to express an opinion on CohnReznick Capital Markets Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CohnReznick Capital Markets Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CohnReznick Capital Markets Securities, LLC's auditor since 2018.
Livingston, New Jersey
March 26, 2021

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

January 31, 2021

ASSETS

Cash	$	10,425,736
Accounts receivable		120,146
Furniture, equipment and software, net of accumulated depreciation and amortization of $366,334		207,049
Due from affiliate		116,784
Due from members		105,737
Right of use assets		1,118,641
Prepaid expenses and other assets		370,057
TOTAL ASSETS	$	12,464,150

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	5,126,073
Lease liabilities		1,118,641
Accounts payable and other liabilities		59,045
TOTAL LIABILITIES		6,303,759
MEMBERS' EQUITY		6,160,391
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,464,150

See notes to financial statement

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the Company) is a majority-owned subsidiary of CohnReznick LLP (CohnReznick) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflect management's best estimate of the amounts that will not be collected. Each customer's balance is individually reviewed where all or a portion of the balance exceeds 180 days from the invoice date or when facts and circumstances indicate collection might be in doubt. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for credit losses. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. There is no allowance for credit losses as of January 31, 2021.

Recently Adopted Accounting Principles

On June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires recognition of credit losses, based on the expectation of losses while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

Recently Adopted Accounting Principles – Continued

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financials assets and immaterial historic and expected losses.

On February 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Income Taxes

The Company is a limited liability company and as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended January 31, 2021, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2017 remain open.

Furniture, Equipment, and Software

Furniture, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation and amortization is determined using the following estimated useful lives:

	Years
Furniture and fixtures	7
Computer equipment	5
Software	3

NOTE 3 - FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software consist of the following as of January 31, 2021:

Furniture, equipment and software	$573,383
Accumulated depreciation and amortization	(366,334)
	$207,049

Depreciation and amortization expense for the year ended January 31, 2021 was $78,430.

NOTE 4 - COMMITMENTS

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either a right-of-use (ROU) lease or a finance lease. The Company capitalizes ROU leases on its Statement of Financial Condition through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent the Company's right to use an underlying asset for the lease term, and ROU lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for ROU lease payments is recognized on a straight-line basis over the lease term.

The Company has non-cancelable leases for office space in New York and California through March 30, 2022 and April 30, 2023, respectively. The Company has a lease for office space in Connecticut through September 13, 2021, unless terminated sooner. Total rent expense was $882,918 for the year ended January 31, 2021; of that, $872,739 was cash paid for leases during the year. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2022	$779,877
2023	$318,870
2024	$53,387
Total undiscounted lease payments	$1,157,133
Less: Imputed interest	38,492
Total lease liabilities	$1,118,641
Weighted average lease term	17 months
Weighted average discount rate	3.32%

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into expense sharing and management agreements with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computers and other office equipment, and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the year ended January 31, 2021 were $372,237 and are included in Related party expenses in the Statement of Operations.

For the year ended January 31, 2021, the amount due from CohnReznick to the Company was $116,784 and is included in Due from affiliate on the statement of financial condition. Advances were reduced by expense sharing amounts described above. There is no fixed repayment terms associated with these informal arrangements.

For the year ended January 31, 2021, the amount Due from members to the Company was $105,737 and is reported on the statement of financial condition. This is a noninterest bearing amount, without fixed repayment terms, due to the Company.

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2021

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2021, the Company had net capital of $5,240,618 which was $4,894,943 in excess of its required net capital of $345,675. The Company's aggregate indebtedness ratio was 98.94%.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary. For the year ended January 31, 2021, employer contribution expense related to the 401(k) plan was $78,201.

NOTE 9 - LITIGATION CONTINGENCIES

From time-to-time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, except as set forth below, the Company is unaware of any legal proceedings pending against the Company. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

The Company and its member, CohnReznick, are party to several legal actions brought by investors in a project the Company performed services for during the year ended January 31, 2019. The Company's customer in which the investors had a financial stake filed for bankruptcy protection, and the investors are seeking unspecified damages based on claims of alleged negligent misrepresentation, unfair trade practices and violation of securities laws. Management denies the claims against the Company and intends to aggressively contest all litigation. Management of the Company believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2021

NOTE 10 - COVID-19

In March 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern". Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

NOTE 11 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 26, 2021 (the date the financial statements were available to be issued).